UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Mr. Anish Melwani

Mr. Anish Melwani tendered his resignation as an independent director of the Company, effective August 5, 2025. The resignation was due to Mr. Melwani’s personal reasons and not due to any disagreement with the Company regarding its business, finance, accounting and/or any other affairs.

This current report on Form 6-K is incorporated by reference into the post-effective amendment No. 3 to the registration statement on Form F-1 on Form F-3 (File No. 333-279108) and the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3 (File No. 333-282217) and shall be a part of such registration statements from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

By	:	/s/ Daxue Wang
Name	:	Daxue Wang
Title	:	Chief Financial Officer

Date: August 7, 2025